
VALGOLD

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-88_ _ _ _-1400


06018343

November 1, 2006

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549


SEC MAIL PROCESSING
RECEIVED
NOV 0 2 2006
WASH, D.C.
203
SECTION

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

11/14

United States Sec Filing
November 1, 2006

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. ValGold Resources Ltd. News Release – dated October 4, 2006
2. ValGold Resources Ltd. News Release – dated October 31, 2006

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

October 4, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD DRILLING EXPANDS GARRCON GOLD ZONES

Vancouver, BC – October 4, 2006 – ValGold Resources Ltd. ("ValGold") is pleased to report that it has completed a further 7 drill holes following the successful first hole drilled under the historical Garrcon shaft and workings at the Garrison Gold Project in north eastern Ontario. The drilling continues to intersect multiple gold mineralized zones including high-grade intervals and wide lower grade zones.

Highlights:

Drill Hole No.	Gold Zone	From (m)	To (m)	Width[1] (m)	Width (ft)	Gold (g/T)	Gold (oz/t)
C06-02	Upper North	155.00	161.00	6.00	19.69	3.82	0.11
	Including	155.00	158.00	3.00	9.84	6.03	0.18
C06-04	C	12.00	26.00	14.00	45.93	1.02	0.03
	C	45.00	46.00	1.00	3.28	3.14	0.09
	A	76.00	82.00	6.00	19.69	3.73	0.11
	Including	76.00	77.50	1.50	4.92	11.41	0.33
		180.50	182.00	1.50	4.92	11.85	0.35
	North	203.00	268.00	65.00	213.25	1.36	0.04
	Including	247.00	248.00	1.00	3.28	7.20	0.21
C06-05A	C	9.00	29.00	20.00	65.62	2.16	0.06
	Including	15.00	16.00	1.00	3.28	17.28	0.50
	C	44.00	47.00	3.00	9.84	4.26	0.12
C06-05B	C	18.00	21.00	3.00	9.84	7.54	0.22
	Including	20.00	21.00	1.00	3.28	19.23	0.56
	C	39.50	71.00	31.50	103.35	1.04	0.03
	Including	41.00	42.50	1.50	4.92	4.74	0.14

The Garrcon shaft area is located approximately 1,200m east-south-east of the J.P. shaft within the Garrcon claim group of the Garrison gold property. The Garrcon shaft was constructed in the mid-1930's as part of the exploration program conducted in the footwall of the Destor Porcupine Fault zone by Cominco Ltd. Three principal zones of gold mineralization have been identified in the area of the Garrcon shaft, the North zone, the Shaft zone ("A", "B", and "C" zones) and the South zone.

The **C zone** is the principal gold mineralization of the Garrcon shaft area and was intersected in drill holes C06-04, -05, -05A, -05B and -06. This zone is characterized by fractured to brecciated, argillaceous metasedimentary rocks that appear to occur over wide intervals averaging in the order of 30m with average gold grades of 1 g/T Au or better. Quartz veins occupy the fractures ranging from millimetre scale to up to 1.2m in thickness, occasionally with fine grains of visible gold. The C zone is believed to be demonstrated over a strike length of at least 122m (400 ft) and may branch into more than one well-mineralized interval. As in C06-05B,

the C zone appears to be represented by two distinct intervals with a total mineralized width of 34.5m within a core length of 53m (174 ft). The weighted average grade of these two intervals is 1.61 g/T Au (0.05 oz/t Au).

The **North zone** occurs approximately 160m (525 ft) north of the Garrcon shaft and strikes sub-parallel with the C zone. It is identified by a broad, lower grade mineralized section with higher grade intervals all of which occur at or near to the faulted contact of metasedimentary and ultramafic rocks. One of the better intersections to date from the North zone is in drill hole, C06-04 in which a core interval of 65m (213.5 ft) returned an average assay of 1.36 g/T Au (0.04 oz/t Au). In addition, the North zone may branch in a similar fashion to the C zone into more than one zone.

Project Summary

The Garrison gold property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corporation's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario Highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault zone and a major splay, the Munro Fault zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997 approximately 56,000 tons (50,475 tonnes) were shipped that had an average grade of 0.243 oz/t (8.33 g/T) Au.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. All sampled core was split in a secure facility in Ontario and delivered to the laboratory by a Company representative. The balance of the split core is stored at a secure site near the Garrison property.

Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes are shown in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available soon within the Garrison Gold Project section of the ValGold website.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For additional information, please contact Laney Stolle – (604) 880-4653

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Table of sample intervals averaging 1.0 g/t Au or greater for drill holes recently completed in the Garrcon Shaft Area, Garrison Gold Project.

Drill Hole No.	Gold Zone	From (m)	To (m)	Width[1] (m)	Width (ft)	Gold (g/T)	Gold (oz/t)
C06-02		38.00	39.50	1.50	4.92	2.34	0.07
		111.50	113.00	1.50	4.92	1.84	0.05
		135.50	137.00	1.50	4.92	2.68	0.08
		147.50	150.50	3.00	9.84	1.00	0.03
	Upper North	**155.00**	**161.00**	**6.00**	**19.69**	**3.82**	**0.11**
	Including	**155.00**	**158.00**	**3.00**	**9.84**	**6.03**	**0.18**
		172.50	179.00	6.50	21.33	1.25	0.04
		188.00	191.00	3.00	9.84	1.16	0.03
		195.00	200.00	5.00	16.40	1.88	0.05
		215.00	216.00	1.00	3.28	1.96	0.06
		228.50	230.00	1.50	4.92	1.82	0.05
		305.00	306.50	1.50	4.92	1.16	0.03
		312.50	318.00	5.50	18.04	1.63	0.05
		325.00	327.00	2.00	6.56	1.62	0.05
		399.00	340.00	1.00	3.28	1.96	0.06
		349.00	350.00	1.00	3.28	1.09	0.03
		356.00	357.00	1.00	3.28	2.70	0.08
		400.60	**403.00**	**2.40**	**7.87**	**3.12**	**0.09**
C06-04	C	**12.00**	**26.00**	**14.00**	**45.93**	**1.02**	**0.03**
	C	**45.00**	**46.00**	**1.00**	**3.28**	**3.14**	**0.09**
	A	**76.00**	**82.00**	**6.00**	**19.69**	**3.73**	**0.11**
	Including	**76.00**	**77.50**	**1.50**	**4.92**	**11.41**	**0.33**
		95.00	97.00	2.00	6.56	1.04	0.03
		102.00	105.50	3.50	11.48	1.66	0.05
		132.50	134.00	1.50	4.92	1.25	0.04
		180.50	**191.00**	**10.50**	**34.45**	**2.69**	**0.08**
	Including	**180.50**	**182.00**	**1.50**	**4.92**	**11.85**	**0.35**
	North	**203.00**	**268.00**	**65.00**	**213.25**	**1.36**	**0.04**
	Including	**247.00**	**248.00**	**1.00**	**3.28**	**7.20**	**0.21**
		278.00	279.50	1.50	4.92	1.54	0.04
C06-05	C	14.00	17.00	3.00	9.84	2.76	0.08
	C	25.00	26.00	1.00	3.28	1.05	0.03
	C	29.00	30.00	1.00	3.28	1.15	0.03
	C	35.00	45.00	10.00	32.81	1.38	0.04
C06-5A	C	**9.00**	**29.00**	**20.00**	**65.62**	**2.16**	**0.06**
	Including	**15.00**	**16.00**	**1.00**	**3.28**	**17.28**	**0.50**
	C	**41.00**	**47.00**	**6.00**	**19.68**	**2.49**	**0.07**
	C	**44.00**	**47.00**	**3.00**	**9.84**	**4.26**	**0.12**
C06-5B	C	**18.00**	**21.00**	**3.00**	**9.84**	**7.54**	**0.22**
	Including	**20.00**	**21.00**	**1.00**	**3.28**	**19.23**	**0.56**
		26.00	27.00	1.00	3.28	2.25	0.07
	C	**39.50**	**71.00**	**31.50**	**103.35**	**1.04**	**0.03**
	Including	**41.00**	**42.50**	**1.50**	**4.92**	**4.74**	**0.14**
		79.00	80.00	1.00	3.28	1.16	0.03
		113.00	114.50	1.50	4.92	1.58	0.05
		174.50	177.50	3.00	9.84	1.29	0.04

Drill Hole No.	Gold Zone	From (m)	To (m)	Width (m)	Width (ft)	Gold (g/T)	Gold (oz/t)
		185.00	186.50	1.50	4.92	1.34	0.04
		281.30	282.80	1.50	4.92	1.00	0.03
		303.50	305.00	1.50	4.92	1.68	0.05
		346.00	347.50	1.50	4.92	1.38	0.04
		418.00	425.50	7.50	24.60	2.56	0.07
		474.50	476.00	1.50	4.92	1.82	0.05
		491.00	492.50	1.50	4.92	2.03	0.06
C06-06		20.00	21.50	1.50	4.92	1.78	0.05
	C	44.00	48.50	4.50	14.76	1.78	0.05
		62.00	63.50	1.50	4.92	1.83	0.05
		72.50	81.50	9.00	29.52	1.32	0.04
		87.50	90.50	3.00	9.84	1.29	0.04
		108.50	110.00	1.00	3.28	1.08	0.03

Note: (1) The widths of the intersections are the length of core sampled and assayed. The true width of the mineralization may range from 70% to 90% of the sample length.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

October 30, 2006

Ticker Symbol: **VAL-TSX Venture**
SEC 12g3-2(b) exemption 82-3339

VALGOLD AND NEWMONT SIGN LETTER OF INTENT FOR 1.2 MILLION ACRE PACKAGE OF PROPERTIES IN NW GUYANA

ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has signed a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited, a subsidiary of Newmont Mining Corporation (NYSE & ASX: NEM, TSX: NMC) ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 km^2 or 1,213,500 acres.

The following table outlines all the areas covered by the proposed agreement:

License	Type of License	Number of License(s)	SIZE (km^2)	SIZE (acres)
Five Star	PGGS [(1)]	1	3,605	891,810
Otomung	PGGS	3	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star area permit is valid until late September 2007 at which time the permit may need to be reduced by covering select areas with prospecting licenses (PL's). Up to 20 PL's, each covering up to 50.6 km^2 (12,500 acres), are allowed according to Government regulations. ValGold has the exclusive right to occupy and explore the three areas comprising the Otomung PGGS until at least January 2008 before it is necessary to reduce the area by way of PL's. The other license areas need not be reduced further and may be renewed as and when required.

Under the terms of the proposed agreement, ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. After the initial back-in option is exercised, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% Net Smelter Returns royalty ("NSR") in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PL's for which it does not make the back-in election. The agreement will be subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield, which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa, which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela.

The properties are considered highly prospective for both gold and diamonds. Several gold occurrences have already been discovered on the properties including the Makapa occurrence where rock samples have returned gold values as high as 136.0 g/t. Limited drilling at the same occurrence has intersected up to 18.3 g/t gold over 2.0 metres in silicified volcaniclastic conglomerate. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds have been found at a number of locations yet very little exploration has been conducted for this commodity.

Stephen Wilkinson, President and CEO of ValGold commented: "We are very excited by the potential for a major discovery on the ground under option in Guyana, and we are delighted with our association with Newmont in this new venture."

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For further information on the Company and its portfolio of international projects, visit our website at www.valgold.com.

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: 604-687-4212
Toll Free: 1-888 267-1400